================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of,         August                                    2007
                          ------------------------------------     -------------
Commission File Number    001-14620
                          ------------------------------------     -------------

                      Crystallex International Corporation
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

        18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

                     Form 20-F                 Form 40-F  X
                               -------------             -------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                              No  X
                         -------------                   -------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________


================================================================================

                    DOCUMENTS INCLUDED AS PART OF THIS REPORT


    Document

       1          Interim Financial Statements
       2          Interim Management Discussion and Analysis
       3          Form 52-109F2 - Certifications of Interim Filings

This Report on Form 6-K is incorporated by reference into all of the Registrant's outstanding registration statements on Form F-2, F-3, F-10 and S-8 that have been filed with the Securities and Exchange Commission.

                                                                      DOCUMENT 1

================================================================================

CRYSTALLEX INTERNATIONAL CORPORATION









Consolidated Financial Statements

June 30, 2007

(Unaudited)

(Expressed in United States Dollars)





================================================================================


CRYSTALLEX INTERNATIONAL CORPORATION
Consolidated Balance Sheets
(Unaudited)
(Expressed in United States dollars)
================================================================================
                                                                      June 30             December 31
                                                                         2007                    2006
======================================================================================================
ASSETS
CURRENT
   Cash and cash equivalents                                 $     39,228,954        $     28,573,142
   Accounts receivable                                              2,850,080                 490,090
   Inventories (Note 4)                                             3,836,173               4,867,577
   Prepaid expenses and other                                       7,883,163               4,760,999
------------------------------------------------------------------------------------------------------
                                                                   53,798,370              38,691,808

PROPERTY, PLANT AND EQUIPMENT (Note 5)                            274,958,620             256,455,027
DEFERRED FINANCING FEES (Note 6)                                            -               2,595,627
------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                 $    328,756,990        $    297,742,462
======================================================================================================

LIABILITIES

CURRENT
   Accounts payable and accrued liabilities                  $     12,016,779        $     12,791,456
   Current portion of debt (Note 6)                                   900,000               3,172,559
   Current portion of asset retirement obligations (Note 7)           333,805                 239,408
------------------------------------------------------------------------------------------------------
                                                                   13,250,584              16,203,423
DEBT (Note 6)                                                      81,710,096              84,524,929
ASSET RETIREMENT OBLIGATIONS (Note 7)                                 978,228                 971,167
------------------------------------------------------------------------------------------------------
                                                                   95,938,908             101,699,519
------------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (Notes 1 and 11)

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 8)                                            502,088,541             448,100,697
CONTRIBUTED SURPLUS                                                25,793,751              23,135,187
ACCUMULATED OTHER COMPREHENSIVE INCOME                             11,958,981              11,958,981
DEFICIT                                                          (307,023,191)           (287,151,922)
------------------------------------------------------------------------------------------------------
                                                                  232,818,082             196,042,943
------------------------------------------------------------------------------------------------------

                                                             $    328,756,990        $    297,742,462
======================================================================================================

  The accompanying notes are an integral part of the consolidated financial statements.

                                                                    Page 1 of 18


CRYSTALLEX INTERNATIONAL CORPORATION
Consolidated Statements of Operations and Comprehensive Operations
(Unaudited)
(Expressed in United States dollars)
================================================================================

                                           Three Months Ended June 30         Six Months Ended June 30
                                                 2007            2006             2007            2006
======================================================================================================
MINING REVENUE                        $     4,920,508 $     5,520,099  $    11,278,895 $    12,598,608
------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
  Operations                                6,491,700       4,230,492       13,281,676      10,554,495
  Amortization                                      -         315,446                -         670,387
  Accretion of asset retirement
   obligations                                 50,729          72,094          101,458         144,188
  Depletion                                         -         292,302                -         561,161
------------------------------------------------------------------------------------------------------
                                            6,542,429       4,910,334       13,383,134      11,930,231
------------------------------------------------------------------------------------------------------
OPERATING INCOME (LOSS)                    (1,621,921)        609,765       (2,104,239)        668,377
------------------------------------------------------------------------------------------------------
OTHER EXPENSES
  General and administrative                6,113,587       4,406,742       10,734,331       7,907,884
  Interest on debt                          3,193,466       3,180,676        6,409,378       6,711,572
  Stock-based compensation                  1,012,615       1,466,220        1,724,210       1,575,525
  Amortization                                352,397         185,150          373,514         367,969
------------------------------------------------------------------------------------------------------
                                           10,672,065       9,238,788       19,241,433      16,562,950
------------------------------------------------------------------------------------------------------

LOSS BEFORE OTHER ITEMS                   (12,293,986)     (8,629,023)    (21,345,672)     (15,894,573)
------------------------------------------------------------------------------------------------------
OTHER ITEMS
  Interest and other income                   429,520         329,466          623,605         662,478
  Foreign exchange (loss) gain                170,469           3,896          850,798         (19,884)
------------------------------------------------------------------------------------------------------
                                              599,989         333,362        1,474,403         642,594
------------------------------------------------------------------------------------------------------
NET LOSS AND COMPREHENSIVE
  LOSS FOR THE PERIOD                     (11,693,997)     (8,295,661)     (19,871,269)    (15,251,979)
DEFICIT, BEGINNING OF PERIOD             (295,329,194)   (258,424,011)    (287,151,922)   (251,467,693)
======================================================================================================
DEFICIT, END OF PERIOD                $  (307,023,191)  $(266,719,672)   $(307,023,191)  $(266,719,672)
======================================================================================================
BASIC AND DILUTED NET
  LOSS PER SHARE                      $         (0.05)   $      (0.04)   $       (0.08)  $       (0.07)
======================================================================================================
WEIGHTED AVERAGE NUMBER OF
  SHARES OUTSTANDING
  - Basic and diluted                     257,242,695     224,567,404      251,639,775     220,508,956
======================================================================================================


The accompanying notes are an integral part of the consolidated financial statements.

                                                                    Page 2 of 18


CRYSTALLEX INTERNATIONAL CORPORATION
Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in United States dollars)
================================================================================
                                           Three Months Ended June 30         Six Months Ended June 30
                                                 2007            2006             2007            2006
=======================================================================================================
CASH FLOWS FROM (USED) IN
    OPERATING ACTIVITIES
  Net loss for the period                $(11,693,997)   $ (8,295,661)   $ (19,871,269)   $(15,251,979)
  Adjustments to reconcile loss to net
    Cash used in operating activities:
      Stock based compensation              1,012,615       1,466,220        1,724,210       1,575,525
      Interest accretion on debt              844,649         689,421        1,654,611       1,651,800
      Amortization and depletion              352,397         792,898          373,514       1,599,517
      Accretion expense on asset
       retirement obligations                  50,729          72,094          101,458         144,188
      Directors' fees paid in shares           72,000          60,000          132,000          60,000
      Unrealized foreign exchange gain              -          (9,648)               -               -

  Changes in other operating assets
    and liabilities:
      Increase in accounts receivable      (2,290,513)     (1,395,231)      (2,359,988)     (1,862,891)
      Decrease (increase) in inventories      121,505      (4,283,708)       1,031,404      (3,817,988)
      (Increase) decrease in prepaid
       expenses and other                    (556,298)        597,601       (2,087,564)        110,647
      Increase (decrease) in accounts
       payable and accrued liabilities      3,921,346       1,832,823          (76,595)     (4,045,371)
------------------------------------------------------------------------------------------------------
                                           (8,165,567)     (8,473,191)     (19,378,219)    (19,836,552)
------------------------------------------------------------------------------------------------------
CASH FLOWS FROM (USED) IN
    INVESTING ACTIVITIES
  Investment in property, plant and
    equipment                             (10,471,743)     (6,818,813)     (18,877,233)    (27,770,724)
  Decrease in restricted cash and
    cash equivalents                                -       1,364,164                -      16,635,663
------------------------------------------------------------------------------------------------------
                                          (10,471,743)     (5,454,649)     (18,877,233)    (11,135,061)
------------------------------------------------------------------------------------------------------
CASH FLOWS FROM (USED) IN
    FINANCING ACTIVITIES
  Issuance of common shares                51,645,447       4,570,224       52,488,919      37,354,469
  Issuance of warrants                              -               -                -       2,091,388
  Debt repayments                          (3,189,911)       (196,989)      (3,577,655)     (2,584,398)
  Deferred financing fees                           -         (39,839)               -         (77,478)
------------------------------------------------------------------------------------------------------
                                           48,455,536       4,333,396       48,911,264      36,783,981
------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH
    AND CASH EQUIVALENTS                   29,818,226      (9,594,444)      10,655,812       5,812,368

CASH AND CASH EQUIVALENTS,
    BEGINNING OF PERIOD                     9,410,728      19,476,831       28,573,142       4,070,019
------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS,
    END OF PERIOD                        $ 39,228,954    $  9,882,387  $    39,228,954 $     9,882,387
======================================================================================================

Supplemental disclosure with respect to cash flows (Note 9)


    The accompanying notes are an integral part of the consolidated financial statements.

                                                                    Page 3 of 18


CRYSTALLEX INTERNATIONAL CORPORATION
Consolidated Statements of Shareholders' Equity
(Unaudited )
(Expressed in United States dollars)
==============================================================================================================================
                                                                                                                  Equity
                                                                                                                 component
                                                   Number of                                                         of
                                                    Common                        Number of      Contributed     Exchangeable
                                                    Shares          Amount        Warrants         Surplus        Bank Loan
==============================================================================================================================
Balance at December 31, 2005                       208,036,316   $336,491,624     8,997,727      $ 32,489,216     $ 2,564,366

Transition adjustment (Note 3)                               -              -              -                -               -
Shares issued:
         Unit offerings                             20,924,000     51,208,985     17,312,500        5,972,069               -
         Exercise of options                         1,641,800      5,490,735              -       (1,838,981)              -
         Issuance of shares under equity
            draw down facility                       1,661,130      4,317,661              -                -               -
         Settlement of promissory note                 611,300      1,800,000              -                -               -
         Settlement of bank loan                     3,765,841      7,641,266              -                -      (2,564,366)
         Conversion of warrants                      8,764,682     41,089,701    (8,764,682)      (17,316,647)              -
         Directors' fees                                19,170         60,000              -                -               -
         Share exchange - El Callao                        255            725              -                -               -
Options issued to employees                                  -              -              -        2,463,691               -
Warrants issued for professional fees                        -              -        500,000        1,365,839               -
Warrants issued in exchange for early exercise
   of warrants                                               -              -        875,000                -               -
Warrants expired during the year                             -              -       (233,045)               -               -
Loss for the year                                            -              -              -                -               -
==============================================================================================================================
Balance at December 31, 2006                       245,424,494   $448,100,697     18,687,500     $ 23,135,187     $         -
Shares issued (Unaudited):
          Public offering                           14,375,000     50,701,111
          Exercise of options                          745,600      1,137,243              -         (230,615)              -
          Settlement of promissory note                245,710        900,000              -                -               -
          Conversion of warrants                       501,500      1,117,190      (501,500)         (236,310)              -
          Directors' fees                               33,720        132,000              -                -               -
          Share exchange - El Callao                        79            300              -                -               -
Options issued to employees                                  -              -              -        3,125,489               -
Loss for the period                                          -              -              -                -               -
==============================================================================================================================
Balance at June 30, 2007                           261,326,103  $ 502,088,541     18,186,000     $ 25,793,751     $         -
==============================================================================================================================


[table continued]

=====================================================================================================================

                                                                    Accumulated
                                                     Cumulative       Other
                                                     Translation   Comprehensive
                                                     Adjustment       Income         Deficit              Total
=====================================================================================================================
Balance at December 31, 2005                       $ 11,958,981    $         -    $(251,467,693)      $ 132,036,494

Transition adjustment (Note 3)                      (11,958,981)    11,958,981                -       $           -
Shares issued:
         Unit offerings                                       -              -                -       $  57,181,054
         Exercise of options                                  -              -                -       $   3,651,754
         Issuance of shares under equity
            draw down facility                                -              -                -       $   4,317,661
         Settlement of promissory note                        -              -                -       $   1,800,000
         Settlement of bank loan                              -              -                -       $   5,076,900
         Conversion of warrants                               -              -                -       $  23,773,054
         Directors' fees                                      -              -                -              60,000
         Share exchange - El Callao                           -              -                -       $         725
Options issued to employees                                   -              -                -       $   2,463,691
Warrants issued for professional fees                         -              -                -       $   1,365,839
Warrants issued in exchange for early exercise
   of warrants                                                -              -                -       $           -
Warrants expired during the year                              -              -                -       $           -
Loss for the year                                             -              -      (35,684,229)      $ (35,684,229)
=====================================================================================================================
Balance at December 31, 2006                       $          -    $11,958,981    $(287,151,922)(1)   $ 196,042,943
Shares issued (Unaudited):
          Public offering                                                                             $  50,701,111
          Exercise of options                                 -                               -       $     906,628
          Settlement of promissory note                       -              -                -       $     900,000
          Conversion of warrants                              -              -                -       $     880,880
          Directors' fees                                     -              -                -       $     132,000
          Share exchange - El Callao                          -              -                -       $         300
Options issued to employees                                   -              -                -       $   3,125,489
Loss for the period                                           -              -      (19,871,269)      $ (19,871,269)
=====================================================================================================================
Balance at June 30, 2007                           $          -    $11,958,981    $(307,023,191)(1)   $ 232,818,082
=====================================================================================================================

(1) Includes total comprehensive deficit for the six months ended June 30, 2007 of $295,064,210 (2006 - $254,760,691).



              The accompanying notes are an integral part of the consolidated financial statements.



                                                                    Page 4 of 18

--------------------------------------------------------------------------------
CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
June 30, 2007
(Unaudited)
(Expressed in United States dollars)
================================================================================


  1.   NATURE OF OPERATIONS AND CONTINUATION OF BUSINESS

       Crystallex International Corporation ("Crystallex" or the "Company") is engaged in the production of gold and related activities including exploration, development, mining and processing in Venezuela. As reflected in these financial statements, the Company has not generated sustainable operating capital from its business activities and has relied on debt, equity and other forms of financing to meet its obligations. Management is of the opinion that additional financing is available to continue its planned activities in the normal course upon completion of the permitting process (refer below); however, while the Company has been successful in the past, there can be no assurance it will be able to raise sufficient funds in the future.

       The Company's principal asset is the Las Cristinas project, currently under development in Venezuela. Continued development and the ultimate commencement of commercial production are dependent upon receipt of the Permit to Impact Natural Resources ("the Permit") which will allow management to proceed to put in place financing to fund construction. These financial statements have been prepared on a going concern basis which assumes that the Company will be successful in obtaining the Permit and will be able to obtain the necessary financing to complete the Las Cristinas project through project debt, other forms of public market debt, or equity financing; thereby fulfilling its commitment under its Mine Operating Agreement. The Company continues to believe that it will be successful in obtaining the Permit and any other government approvals that are necessary to complete the mine development and commence commercial production, since it received official notice in March 2006 from the Venezuelan Ministry of Basic Industries and Mining ("MIBAM") advising that MIBAM has formally approved the technical, economic and financial Feasibility Study for the Las Cristinas project, and since it has received notice in June 2007 from the Corporacion Venezolana de Guayana ("CVG"), that the requirements of the Ministry of the Environment and Natural Resources of Venezuela ("MinAmb" formerly referred to as "MARN") for the issuance of the Environmental permit to commence construction of the Las Cristinas Project have been fulfilled.

       The carrying value of the Las Cristinas assets could be subject to material adjustment in the event that the Permit or any other permits are not received or that financing efforts are not successful, and, in addition, other adjustments to amounts and classification of assets and liabilities may be necessary to these consolidated financial statements should such circumstances impair the Company's ability, in future, to continue as a going concern as contemplated under accounting principles generally accepted in Canada.

  2.   SIGNIFICANT ACCOUNTING POLICIES - BASIS OF PRESENTATION

       The unaudited interim period consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles. These unaudited interim consolidated financial statements do not contain all of the disclosures required by Canadian generally accepted accounting principles and therefore should be read together with the most recent audited annual consolidated financial statements and the accompanying notes thereto.

================================================================================

--------------------------------------------------------------------------------
CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
June 30, 2007
(Unaudited)
(Expressed in United States dollars)
================================================================================

  2.   SIGNIFICANT ACCOUNTING POLICIES - BASIS OF PRESENTATION (continued)

       The preparation of these consolidated financial statements is based on the accounting policies and practices consistent with those used in the preparation of the Company's annual consolidated financial statements as at December 31, 2006 and for the year then ended except for certain new accounting pronouncements which have been adopted effective January 1, 2007 as described in Note 3. Certain comparative amounts have been reclassified to conform to the current period's presentation.


  3.   CHANGES IN ACCOUNTING POLICIES

       On January 1, 2007 the Company adopted three new accounting standards that were issued by the Canadian Institute of Chartered Accountants ("CICA"): (i) Handbook Section 1530 Comprehensive Income, (ii) Section 3855, Financial Instruments - Recognition and Measurement, (iii) Section 3865, Hedges. These standards were adopted prospectively, and accordingly, the comparative amounts for the prior periods have not been restated. The principal requirements in the accounting standards are described below.

            Section 1530 - Comprehensive Income

       Comprehensive income is composed of net income and other comprehensive income ("OCI"). OCI is the change in shareholders' equity, which results from transactions and events from sources other than the Company's activities. These transactions and events include changes in the currency translation adjustment relating to self-sustaining foreign operations and unrealized gains and losses resulting from changes in fair value of certain financial instruments. The Company has included an Interim Consolidated Statement of Operations and Comprehensive Operations for changes in these items in the six months ended June 30, 2007, while the cumulative changes in OCI are included in accumulated other comprehensive income, which is presented as a new category of shareholders' equity in the Consolidated Balance Sheet.

            Section 3855 - Financial Instruments - Recognition and Measurement

       Under the new standards, financial assets, financial liabilities and derivatives are initially recognized at fair value and their subsequent measurement depends on their classification as described below. All financial assets or liabilities, with the exception of those securities designated as "held-to-maturity" ("HTM"), financial assets designated as "available-for-sale" ("AFS"), financial assets that are loans and receivables and other financial liabilities, are measured at fair value on each balance sheet date, with changes in fair value recorded in the Consolidated Statement of Operations and Comprehensive Operations. Financial instruments classified as HTM, loans and receivables or other financial liabilities are recorded at amortized cost. Financial instruments classified as AFS are measured at fair value, with changes in fair value recorded in OCI, with the exception of AFS equity securities that do not have quoted market prices in an active market which are measured at cost.

                                                                    Page 6 of 18
================================================================================

--------------------------------------------------------------------------------
CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
June 30, 2007
(Unaudited)
(Expressed in United States dollars)
================================================================================

3.     CHANGES IN ACCOUNTING POLICIES (continued)

       Derivative instruments are carried at fair value, including those derivative instruments that are embedded in financial or non-financial contracts which are not closely related to the host contracts. Changes in the fair values of derivative instruments are recognized in the Consolidated Statement of Operations and Comprehensive Operations, with the exception of derivative instruments designated in effective cash flow hedges or hedges of foreign currency exposure in a self-sustaining foreign operation.

           Section 3685 - Hedges

       Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies: fair value hedges and cash flow hedges. These criteria have not changed substantially. Any hedge ineffectiveness is measured and recorded in current period in the Consolidated Statement of Operations and Comprehensive Operations. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge, or the derivative is terminated or sold, or upon the sale or early termination of the hedged item.

       The company did not have any outstanding hedging contracts as at June 30, 2007 and December 31, 2006.

           Impact upon adoption of Sections 1530, 3855 and 3865

       There is no material impact to the Company's financial statements on adoption of these new standards.


  4.   INVENTORIES

                                                  June 30            December 31
                                                     2007                  2006
                                          ---------------       ---------------
       Gold in dore                       $       485,574       $       524,360
       Gold in process                            943,875               563,746
       Stockpiled ore                              99,790               958,271
       Consumables and spare parts              2,306,934             2,821,200
                                          ---------------       ---------------
                                          $     3,836,173       $     4,867,577
                                          ===============       ===============


                                                                    Page 7 of 18
================================================================================

--------------------------------------------------------------------------------
CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
June 30, 2007
(Unaudited)
(Expressed in United States dollars)
================================================================================


  5.  PROPERTY, PLANT AND EQUIPMENT

      The components of property, plant and equipment are as follows:

                                               June 30, 2007
                             ---------------------------------------------------
                                                   Accumulated
                                                  Amortization          Net Book
                                       Cost      and Depletion             Value
                             ---------------------------------------------------
       Plant and equipment   $ 116,223,166       $   9,045,359    $ 107,177,807
       Mineral properties      175,687,390           7,906,577      167,780,813
                             ---------------------------------------------------
                             $ 291,910,556       $  16,951,936    $ 274,958,620
                             ===================================================


                                              December 31, 2006
                             ---------------------------------------------------
                                                    Accumulated
                                                   Amortization        Net Book
                                       Cost       and Depletion           Value
                             ---------------------------------------------------
       Plant and equipment   $ 113,865,685       $   9,003,122    $ 104,862,563
       Mineral properties      159,499,041           7,906,577      151,592,464
                             ---------------------------------------------------
                             $ 273,364,726       $  16,909,699    $ 256,455,027
                             ===================================================

     The net book values of property, plant and equipment by location are as follows:

                                               June 30, 2007
                             ---------------------------------------------------
                                   Plant and           Mineral
                                   Equipment        Properties             Total
                             ---------------------------------------------------
       Las Cristinas         $  107,056,587     $  167,780,813    $  274,837,400
       Corporate                    121,220                  -           121,220
                             ---------------------------------------------------
                             $  107,177,807     $  167,780,813    $  274,958,620
                             ===================================================


                                               December 31, 2006
                             ---------------------------------------------------
                                   Plant and           Mineral
                                   Equipment        Properties             Total
                             ---------------------------------------------------
       Las Cristinas         $  104,691,650     $  151,592,464    $  256,284,114
       Corporate                    170,913                  -           170,913
                             ---------------------------------------------------
                             $  104,862,563     $  151,592,464    $  256,455,027
                             ===================================================



                                                                    Page 8 of 18
================================================================================

--------------------------------------------------------------------------------
CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
June 30, 2007
(Unaudited)
(Expressed in United States dollars)
================================================================================

6.     DEBT

                                                   June 30          December 31
                                                      2007                2006
                                            --------------       -------------
       Bank loan                            $            -       $   3,163,011
       Exchangeable promissory note                900,000           1,800,000
       Notes payable                            81,710,096          82,734,477
                                            --------------       -------------
                                                82,610,096          87,697,488
       Less: Current portion of debt               900,000           3,172,559
                                            --------------       -------------
                                            $   81,710,096       $  84,524,929
                                            ==============       =============

       Deferred Financing Fees

       Effective January 1, 2007 deferred financing fees of $2,595,627 were reclassified to debt as a result of new accounting standards. Accordingly, the Notes balance as at June 30, 2007 is reflected net of deferred financing fees of $2,264,348.

       Bank loan

       In May 2007, the loan balance was repaid.

       The principal amounts outstanding under the term loan facility and the restructured credit agreement with Standard Bank Plc ("SB") bore interest at a rate per annum equal to LIBOR plus 2.5%. The Company was required to make a single aggregate payment of $150,000 per month on account of interest and principal under the term loan facility and the restructured credit agreement. The Company was also required to make additional principal repayments under the term loan facility and the restructured credit agreement in certain circumstances, including the issuance of equity or convertible or exchangeable debt securities other than issuances pursuant to existing credit arrangements. Accordingly, upon completion of the private placement unit offerings in February 2006 and August 2006, the Company repaid $2,123,800 and $1,889,324, respectively of principal due to SB.

       In May 2006, SB elected to convert into common shares $7,500,000 principal amount of the loan in accordance with the terms of the credit agreement. As a result of the conversion, Crystallex issued 3,765,841 common shares to SB as settlement of the $7,500,000 face value amount of the loan as well as accrued interest, accretion and deferred financing fees at a total book value of $7,641,266.

       Exchangeable Promissory Note

       On December 31, 2005, the Company, through ECM (Venco) Ltd, ("ECM"), an indirect wholly-owned subsidiary, issued to Corporacion Vengroup, S.A. ("Vengroup") a $3,600,000 exchangeable promissory note of ECM.

       Under the terms of the exchangeable promissory note, either party may elect to have the instalment payment satisfied by the delivery of Crystallex common shares. The number of shares to be delivered to Vengroup is based on the weighted average trading price of the Crystallex common shares on the TSX during the five trading days immediately preceding delivery of an exchange notice.


                                                                    Page 9 of 18
================================================================================

--------------------------------------------------------------------------------
CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
June 30, 2007
(Unaudited)
(Expressed in United States dollars)
================================================================================

  6.   DEBT (continued)

       In March 2006 Vengroup exercised its right to exchange the June 29, 2006 principal instalment payment of $900,000 for common shares of Crystallex. The Company issued 307,213 common shares as settlement of this principal instalment payment.

       In July 2006 Vengroup exercised its right to exchange the December 29, 2006 principal instalment payment of $900,000 for common shares of Crystallex. The Company issued 304,087 common shares as settlement of this principal instalment payment.

       In January 2007 Vengroup exercised its right to exchange the June 29, 2007 principal instalment payment of $900,000 for common shares of Crystallex. The Company issued 245,710 common shares as settlement of this principal instalment payment.

       Where the Company satisfies its obligations to make instalment payments on the due date by delivery of Crystallex common shares, the Company has agreed with Vengroup that Vengroup will dispose of these shares in an orderly fashion. The Company has agreed to indemnify Vengroup for any net cumulative loss, based on the issue price, on the sale of these shares for a six month period, up to the next instalment payment due date. As at June 30, 2007 the Company was not required to deliver to Vengroup any common shares under this indemnification arrangement.

       In July 2007, Vengroup exercised its right to exchange the December 29, 2007 final principal instalment payment of $900,000 for common shares of Crystallex. The Company issued 215,190 common shares as settlement of this final principal instalment payment. This obligation was repaid in full after the July 2007 exercise.

       Notes Payable

       In conjunction with a Unit offering on December 23, 2004 the Company issued $100,000,000 principal amount senior unsecured notes (the "Notes") with a coupon rate of 9.375%, due on December 30, 2011 for net proceeds of $75,015,250, after expenses and equity allocation. Interest is payable semi-annually on January 15 and July 15 of each year, beginning July 15, 2005. The Company may redeem the Notes, in whole or in part, at any time after December 31, 2008 at a redemption price of between 100% and 102% of the principal amounts of the Notes, depending on the redemption date, plus accrued and unpaid interest and additional interest, if any, to the date of the redemption. In addition, the Company may be required to redeem the Notes for cash under certain circumstances, such as a change in control in the Company or where the Company ceases to beneficially own, directly or indirectly, at least a majority interest in the Las Cristinas Project; or the Company may redeem the Notes, in whole but not in part, for cash at its option under certain circumstances, such as a change in the applicable Canadian withholding tax legislation.


                                                                   Page 10 of 18
================================================================================

--------------------------------------------------------------------------------
CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
June 30, 2007
(Unaudited)
(Expressed in United States dollars)
================================================================================

  6.   DEBT (continued)

       The notes were derived from a financial instrument that contained both a liability and equity component. As a result, the equity component was allocated based on the fair value of the shares issued with the Unit offering, calculated at $21,450,000 with $78,550,000 being the discounted fair value of the Notes. The discounted fair value of the Notes is accreted to the face value of the Notes using the effective interest rate method over its seven year term, with the resulting charge recorded to interest expense.

       Interest accretion

       Interest accretion on the Notes and bank loan of $1,654,611 was expensed during the six month period ended June 30, 2007 (June 30, 2006 - $1,651,800) as a component of interest expense.


  7.   ASSET RETIREMENT OBLIGATIONS

       The key assumptions on which the fair value of the asset retirement obligations are based include the estimated future cash flows, the timing of those cash flows, and the credit-adjusted risk-free rate or rates at which the estimated cash flows have been discounted. The Company used a discount rate of 15%. As of June 30, 2007, undiscounted cash outflows approximating $1.7 million are expected to occur over a five year period.

       In view of the uncertainties concerning future asset retirement and progressive reclamation costs, the ultimate costs to the Company could differ materially from the amounts estimated. The estimate for the future liability is subject to change based on possible amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations. Future changes, if any, due to their nature and unpredictability, could have a significant impact and would be reflected prospectively, as a change in an accounting estimate.

       The following table explains the change in the asset retirement obligations:

                                                      June 30        December 31
                                                         2007              2006
                                                -------------      ------------
       Asset retirement obligations,
         beginning of period                    $   1,210,575      $  1,520,738
             Accretion expense                        101,458           288,376
             Revisions in estimated cash flows              -          (598,539)
                                                -------------      ------------
                                                    1,312,033         1,210,575
       Less: current portion                          333,805           239,408
                                                -------------      ------------
       Asset retirement obligations,
         end of period                          $     978,228      $    971,167
                                                =============      ============


                                                                   Page 11 of 18
================================================================================

--------------------------------------------------------------------------------
CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
June 30, 2007
(Unaudited)
(Expressed in United States dollars)
================================================================================

  8.  SHARE CAPITAL

                                                          June 30    December 31
                                                             2007           2006
                                                     ------------   ------------

       Authorized
           Unlimited common shares,
              without par value
           Unlimited Class "A" preference shares,
              no par value
           Unlimited Class "B" preference
              shares, no par value
       Issued
           261,326,103 Common Shares
              (2006 - 245,424,494)                   $502,088,541   $448,100,697
                                                     ============   ============


       Warrants

       As at June 30, 2007 common share purchase warrants were outstanding enabling the holders to acquire common shares as follows:

                                                              Weighted Average
                                      Number of          Remaining Contractual
       Exercise Price                  Warrants                   Life (Years)
       ------------------------------------------------------------------------
       $4.00 ($4.25 CAD)              5,061,000                           0.62
       $4.00                            875,000                           1.04
       $4.25                         12,250,000 *                            -
       ------------------------------------------------------------------------
                                     18,186,000
       ========================================================================

       * These warrants become exercisable for an eighteen month period commencing on the date which is 45 days following the receipt of the Permit for the Company's Las Cristinas project.

       A summary of common share purchase warrants outstanding as at June 30 and changes during each of the six month periods then ended is as follows:

                                   Six month period ended           Six month period ended
                                            June 30, 2007                    June 30, 2006
       ====================================================================================
                                                 Weighted                         Weighted
                                Number of         average        Number of         average
                                 warrants  exercise price         warrants  exercise price
       -----------------------------------------------------------------------------------
       Balance - December 31   18,687,500            4.01        8,997,727            2.71
       Granted                          -               -       12,250,000            4.25
       Exercised                 (501,500)           1.76         (548,050)           2.75
       -----------------------------------------------------------------------------------
       Balance - June 30       18,186,000            4.17       20,699,677            3.32
       ====================================================================================

                                                                   Page 12 of 18
================================================================================

--------------------------------------------------------------------------------
CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
June 30, 2007
(Unaudited)
(Expressed in United States dollars)
================================================================================


  8.   SHARE CAPITAL (continued)

       Stock options

       The Company has an Incentive Share Option Plan (the "Plan") that provides for the granting of options to executive officers, directors, employees and service providers of the Company to a maximum of 10% of the issued and outstanding common shares of the Company on a non-dilutive basis. Under the Plan, the exercise price of each option equals the closing price of the Company's stock on the trading day immediately preceding the date of the grant. Stock options granted to service providers and employees, executive officers, and directors have a life of two, five and ten years, respectively. Stock options may vest immediately, or over periods ranging from one year to three years. In June 2007 the shareholders of the Company approved amendments to the Plan whereby the Board of Directors may permit an optionee to elect to receive without payment by the optionee of any additional consideration, common shares equal to the value of options surrendered.

       The Company determines the fair value of the employee stock options using the Black Scholes option pricing model. The fair value of the 1,462,004 stock options granted in the period ended June 30, 2007 was determined using the following weighted average assumptions: risk free interest rate of 4%; expected life of the options of 3 years; and expected volatility of 110%. The resulting weighted average cost per option granted was $2.88. The estimated fair value of the options is expensed over their respective vesting periods.

       The fair value compensation recorded for the period ended June 30, 2007 was $3,125,488 (2006 - $1,575,525) of which $1,724,210 (2006 -
       $1,575,525) was expensed and $1,401,278 (2006 - nil) was capitalized to mineral properties.

       As at June 30, 2007 stock options were outstanding enabling the holders to acquire common shares as follows:

                                        Outstanding Options               Exercisable Options
                                        ------------------                -------------------
                                   Weighted Average      Weighted                      Weighted
                                          Remaining       Average                       Average
Range of                   Number       Contractual      Exercise          Number      Exercise
Exercise Price-Cdn$    of Options      Life (Years)    Price-Cdn$     Exercisable    Price-Cdn$
-----------------------------------------------------------------------------------------------
$1.00 to $1.50            797,500             1.14           1.46         797,500          1.46
$1.75 to $2.60          3,584,335             3.75           2.22       3,584,335          2.22
$2.65 to $3.60          4,329,754             4.74           3.11       3,866,421          3.08
$4.00 to $4.65          3,336,900             5.30           4.32       2,596,233          4.69
-----------------------------------------------------------------------------------------------
                       12,048,489             4.36           3.07      10,844,489          3.06
===============================================================================================


                                                                   Page 13 of 18
================================================================================

--------------------------------------------------------------------------------
CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
June 30, 2007
(Unaudited)
(Expressed in United States dollars)
================================================================================


  8.   SHARE CAPITAL (continued)

       A summary of the status of the Plan as at June 30 and changes during each of the six month periods then ended is as follows:

                            Six month period ended        Six month period ended
                                June 30, 2007                  June 30, 2006
                                -------------                  -------------
                             Number      Exercise         Number        Exercise
                         of Options    Price-Cdn$     of Options      Price-Cdn$
--------------------------------------------------------------------------------
Balance - December 31    11,394,085          2.80     11,327,394            2.63
Granted                   1,462,004          4.25        699,500            3.29
Exercised                  (745,600)         1.42     (1,473,550)           2.56
Cancelled                   (62,000)         3.99        (14,909)           2.75
--------------------------------------------------------------------------------
Balance - June 30        12,048,489          3.07     10,538,435            2.68
================================================================================

       Fiscal 2007 financing transactions

       In January 2007, under the terms of the exchangeable promissory note between Vengroup and ECM (Note 6), the Company issued 245,710 common shares to Vengroup as payment of $900,000 due to Vengroup on June 29, 2007.

       On April 24, 2007, the Company issued 14,375,000 common shares at CDN $4.25 per common share, in a bought deal with a syndicate of underwriters, for proceeds of CDN $57,103,000 after underwriting fees and expenses.


  9.   SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

                                                              June 30         December 31
                                                                 2007               2006
                                                              -------         -----------
  Cash and cash equivalents consist of:
    Cash                                              $     8,369,694      $   8,492,231
    Commercial paper with interest
      Rate of 5.03% (2006 - 5.03%)                         30,859,260         20,080,917
                                                           ----------         ----------
                                                      $    39,228,954      $  28,573,148
                                                           ----------         ----------
  Cash paid during the six months ended June 30
    For interest                                      $     4,771,125      $   5,126,905
    For income taxes                                                -                  -
----------------------------------------------------------------------------------------


                                                                   Page 14 of 18
================================================================================

--------------------------------------------------------------------------------
CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
June 30, 2007
(Unaudited)
(Expressed in United States dollars)
================================================================================


  9.   SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (continued)

       Investment in property, plant and equipment for the six month periods ended June 30

                                                                         2007                    2006
-----------------------------------------------------------------------------------------------------
       Net book value of property, plant and equipment
         January 1                                           $    256,455,027        $    215,260,043
       Net book value of property, plant and equipment
         June 30                                                  274,958,620             237,278,425
-----------------------------------------------------------------------------------------------------
       Net additions to property, plant and equipment
         (after amortization and depletion) during the
         six months ended June 30                                  18,503,593              22,018,382
       Capitalization of stock compensation                        (1,401,278)                      -
       Amortization and depletion expenses
         for six months ended June 30                                  42,237               1,285,808
-----------------------------------------------------------------------------------------------------
       Net additions to property, plant and equipment
         during the six months ended June 30                       17,144,552              23,304,190
       Change in working capital related to
         property, plant and equipment acquisitions
         of prior periods                                           1,732,681               4,466,534
-----------------------------------------------------------------------------------------------------
       Cash investment in property, plant and equipment
         during the six months ended June 30                 $     18,877,233        $     27,770,724
=====================================================================================================


       Issuance of common shares for the six months ended June 30

                                                        2007               2006
--------------------------------------------------------------------------------
  Cash received from:
    Public offerings                        $     50,701,111   $     28,233,742
    Exercise of options                              906,628          3,295,929
    Conversion of warrants                           880,880          1,507,137
    Issuance of shares under equity
      draw down facility                                   -          4,317,661
    Share exchange - El Callao                           300                  -
--------------------------------------------------------------------------------
  Issuance of common shares for cash
    during the six months ended June 30     $     52,488,919   $     37,354,469
--------------------------------------------------------------------------------


                                                                   Page 15 of 18
================================================================================

--------------------------------------------------------------------------------
CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
June 30, 2007
(Unaudited)
(Expressed in United States dollars)
================================================================================

  9. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (continued)

       Debt repayment for the six months ended June 30

                                                                         2007                    2006
=====================================================================================================
       Debt repayment comprises:
         Principal instalment repayments                     $      3,577,655        $        460,598
         Additional repayment required upon issuance
           of equity securities                                             -               2,123,800
-----------------------------------------------------------------------------------------------------
                                                             $      3,577,655        $      2,584,398
=====================================================================================================

       Significant non-cash transactions for the six months ended June 30

                                                                         2007                    2006
=====================================================================================================
       Issuance of common shares for:

         Settlement of promissory note
            - 245,710 shares (2006 - 307,213 shares)           $      900,000        $        900,000
         Directors' fees - 33,720 shares
           (2006 - 19,170 shares)                              $      132,000        $         60,000
=====================================================================================================

  10.  SEGMENTED INFORMATION

       Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. All of the Company's operations are within the mining sector. Due to geographic and political diversity, the Company's mining operations are decentralized, whereby mine general managers are responsible for business results and regional corporate offices provide support to the mines in addressing local and regional issues. The Company's operations are therefore segmented on a district basis. The Company's only product is gold, produced from mines located in Venezuela.

       The segments' accounting policies are the same as those described in the summary of significant accounting policies except that other expenses, the commodity contract gain/loss and other items are not allocated to the individual operating segments when determining profit or loss, but rather are attributed to the corporate office.

       Geographic information:
       Substantially all revenues generated and capital assets held by the Company are in Venezuela, except for long-lead time capital assets required for the development of Las Cristinas, which are located temporarily in Houston, Texas and Antwerp, Belgium.


                                                                   Page 16 of 18
================================================================================

--------------------------------------------------------------------------------
CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
June 30, 2007
(Unaudited)
(Expressed in United States dollars)
================================================================================

                                                                   Venezuelan         Las Cristinas
                                                Corporate          Operations          Development            Total
                                             ----------------    ----------------    ----------------    ----------------
Three Months ended - June 30, 2007
Mining revenue                               $              -    $      4,920,508    $              -    $      4,920,508
Operating costs                              $       (149,665)   $     (6,342,035)   $              -    $     (6,491,700)
Interest and other income                    $        429,520    $              -    $              -    $        429,520
Interest expense                             $     (2,839,006)   $       (354,460)   $              -    $     (3,193,466)
Depletion and amortization                   $       (352,397)   $        (50,729)   $              -    $       (403,126)
Segment profit (loss)                        $     (9,865,334)   $     (1,828,663)   $              -    $    (11,693,997)
Segment assets                               $     40,071,020    $     10,707,406    $    277,978,564    $    328,756,990
Capital expenditures                         $              -    $              -    $     10,471,743    $     10,471,743
===================================================================================================================================
Three Months ended - June 30, 2006
Mining revenue                               $              -    $      5,520,099    $              -    $      5,520,099
Operating costs                              $              -    $     (4,230,492)   $              -    $     (4,230,492)
Interest and other income                    $        329,466    $              -    $              -    $        329,466
Interest expense                             $     (2,921,710)   $       (258,966)   $              -    $     (3,180,676)
Depletion and amortization                   $       (185,150)   $       (679,842)   $              -    $       (864,992)
Segment profit (loss)                        $     (8,646,462)   $        350,801    $              -    $     (8,295,661)
Segment assets                               $     15,556,027    $     10,396,241    $    241,095,615    $    267,047,883
Capital expenditures                         $              -    $              -    $      6,818,813    $      6,818,813
===================================================================================================================================
Six Months ended June 30, 2007
Mining revenue                               $              -    $     11,278,895    $              -    $     11,278,895
Operating costs                              $       (149,665)   $    (13,132,011)   $              -    $    (13,281,676)
Interest and other income                    $        623,605    $              -    $              -    $        623,605
Interest expense                             $     (5,994,734)   $       (414,644)   $              -    $     (6,409,378)
Depletion and amortization                   $       (373,514)   $       (101,458)   $              -    $       (474,972)
Segment profit (loss)                        $    (17,503,983)   $     (2,367,286)   $              -    $    (19,871,269)
Segment assets                               $     40,071,020    $     10,707,406    $    277,978,564    $    328,756,990
Capital expenditures                         $              -    $              -    $     18,877,233    $     18,877,233
===================================================================================================================================
Six Months ended June 30, 2006
Mining revenue                               $              -    $     12,598,608    $              -    $     12,598,608
Operating costs                              $              -    $    (10,554,495)   $              -    $    (10,554,495)
Interest and other income                    $        662,478    $              -    $              -    $        662,478
Interest expense                             $     (6,342,458)   $       (369,114)   $              -    $     (6,711,572)
Depletion and amortization                   $       (367,969)   $     (1,375,736)   $              -    $     (1,743,705)
Segment profit (loss)                        $    (15,551,244)   $        299,265    $              -    $    (15,251,979)
Segment assets                               $     15,556,027    $     10,396,241    $    241,095,615    $    267,047,883
Capital expenditures                         $              -    $              -    $     27,770,724    $     27,770,724
===================================================================================================================================


                                                                   Page 17 of 18
================================================================================

--------------------------------------------------------------------------------
CRYSTALLEX INTERNATIONAL CORPORATION
Notes to the Consolidated Financial Statements
June 30, 2007
(Unaudited)
(Expressed in United States dollars)
================================================================================


  11 . COMMITMENTS AND CONTINGENCIES

       Under the terms of the Las Cristinas Mine Operation Agreement with the Corporacion Venezolana de Guayana dated September 17, 2002 the Company has undertaken to make all investments necessary to develop and exploit the Las Cristinas deposits. The Company plans to engage the EPCM contractor to prepare a revised capital estimate after receipt of the Permit and renegotiation of previously awarded construction contracts.

       The capital cost was estimated in August 2005 at $293 million of which $119 million has been spent to date.


  12.  RELATED PARTY TRANSACTIONS

       As part of the bought deal transaction of April 24, 2007 (Note 8), the Company paid underwriting fees and expenses of $3,371,257 (June 30, 2006
       - nil) to a company which retains the Chairman of the Company as an employee.

       The amounts charged to the Company for the services provided have been determined by negotiation among the parties. These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.



                                                                   Page 18 of 18
================================================================================

                                                                      DOCUMENT 2

                      CRYSTALLEX INTERNATIONAL CORPORATION

                      Management's Discussion and Analysis
                  For the Six Month Period Ended June 30, 2007
           (All dollar amounts in US dollars, unless otherwise stated)

This Management Discussion and Analysis ("MD&A") of the financial condition and results of the operations of Crystallex International Corporation ("Crystallex" or the "Company") is intended to supplement and complement the unaudited interim consolidated financial statements and the related notes for the three and six month periods ending June 30, 2007. This MD&A should be read in conjunction with both the annual audited consolidated financial statements of the Company for the year ended December 31, 2006, the related annual MD&A included in the 2006 Annual Report and the most recent Form 40-F/Annual Information Form. All dollar amounts in this MD&A are in United States dollars, unless otherwise specified. This MD&A has been prepared as of August 10, 2007.

Highlights

     o Received notification from the Corporacion Venezolana de Guayana (the "CVG") that the Ministry of Environment and Natural Resources ("MinAmb") had approved the Las Cristinas Environmental Impact Study ("EIS") and that the Company had completed all the necessary steps in the permitting process.

     o Las Cristinas resource and reserve update expected near the end of the third quarter.

     o Completed a Cdn $61.1 million common share financing on April 24, 2007.

     o    Net  loss  of  $11.7   million   ($0.05/share)   and   $19.9   million
          ($0.08/share)   for  the   second   quarter   and  first  six   months
          respectively.


Key Statistics

---------------------------------------------------------------------------------------------------------------------
                                                          Three months ended June 30,     Six months ended June 30,
                                                                2007             2006            2007          2006
---------------------------------------------------------------------------------------------------------------------
Operating Statistics
Gold Production (ounces)                                       7,814           12,793          18,055        24,560
Gold Sold (ounces)                                             7,416            8,723          17,182        21,497
Per Ounce Data:
     Total Cost(1)                                              $820             $563            $779          $555
     Total Cash Cost (2)                                        $813             $485            $727          $491
     Average Realized Gold Price                                $663             $633            $656          $586
     Average Spot Gold Price                                    $668             $628            $659          $591

Financial Results ($ thousands except per share)
Revenues                                                      $4,921           $5,520         $11,279       $12,599
Net Loss                                                    ($11,694)         ($8,296)       ($19,871)     ($15,252)
Basic and Diluted Net Loss per Share                          ($0.05)          ($0.04)         ($0.08)       ($0.07)
Cash Flow from Operating Activities                          ($8,166)         ($8,473)       ($19,378)     ($19,837)
---------------------------------------------------------------------------------------------------------------------

Financial Position ($ thousands)                         At June 30,      At Dec. 31,
                                                                2007             2006
                                                         -----------      -----------
Cash                                                         $39,229          $28,573
Outstanding Debt                                             $84,874          $87,697
Shareholders' Equity                                        $232,818         $196,043
---------------------------------------------------------------------------------------------------------------------

  (1) Total Cost represents the total cost of gold production, including amortization, accretion and depletion.
  (2) For an explanation, refer to the section on Non-GAAP measures. The calculation is based on ounces of gold sold. Since the second quarter of 2005, all costs at the El Callao operations are expensed due to the short life of these mines.

Financial Results Overview

The Company recorded a net loss for the first half and second quarter of 2007 of $19.9 million, (($0.08) per share) and $11.7 million, (($0.05) per share) respectively, as compared with net losses of $15.3 million, (($0.07) per share) and $8.3 million (($0.04) per share) for the comparable periods in 2006. The losses in the first six months and second quarter of 2007 are principally attributable to the aggregate of corporate general and administrative costs, interest expense and losses at the EL Callao mining operations. The increase in the first half loss from $15.3 million in 2006 to $19.9 million in 2007 is due primarily to recording an operating loss of $2.1 million at the El Callao operations for six months of 2007 as compared an operating profit of $0.7 million in the first six months of 2006, coupled with higher general and administrative expenses.

Revenue from gold sales declined to $4.9 million in the second quarter of 2007 from $5.5 million in the year earlier period as fewer ounces of gold sold offset higher realized gold prices. Similarly, revenue for the first six months decreased from $12.6 million in 2006 to $11.3 million in 2007. The reduction in gold ounces sold reflects lower gold production, which was attributable to mining and processing less ore, combined with lower ore grades and lower recovery of gold.

Cash flow used in operating activities was a deficit of $19.4 million for the first six months of 2007 as compared with a deficit of $19.8 million for the comparable period in 2006. The cash flow deficit incurred in the first half of 2007 was largely attributable to $10.7 million of corporate general and administrative expenses, cash interest payments of approximately $4.8 million, a $3.5 million net utilization of working capital and cash used to fund operating losses at the El Callao operations. Cash flow from operations for the second quarter of 2007 was a deficit of $8.2 million and similarly, principally reflects cash payments for general and administrative expenses, interest expense and funding mining operating losses.

The Company's cash position at June 30, 2007 was $39.2 million. Capital expenditures for Las Cristinas were $18.9 million and $10.5 million in the first half and second quarter of 2007 respectively.

Project Development

Las Cristinas

On June 14, 2007 the Company announced that it received written notice from (the "CVG") that all the requirements for the issuance of the Las Cristinas environmental permit (the "Permit") from MinAmb had been fulfilled. The CVG confirmed that MinAmb's approval of the Las Cristinas Environmental Impact Study, together with Crystallex's payment of certain taxes and posting of a Compliance Guarantee Bond, as requested by MinAmb, represent the final steps in the process for the issue of the Permit. CVG's notice to the Company was based on a formal notice the CVG received from MinAmb, which stated that the Permit will be issued following the payment of the taxes and the posting of the bond. Management of the Company is maintaining regular contact with senior government officials and believes that the permitting procedures are complete and no new issues or requests for further studies have arisen.

As previously disclosed, the Company is updating the gold resources and reserves at Las Cristinas to include results from the 13,500m drill program completed in February 2007. The revised reserve calculation will be based on an updated estimate of operating costs, which the Company and SNC Lavalin are currently preparing. The new resource and reserve estimates, as well as updated operating costs will be included in a Technical Report which is being prepared by Mine Development Associates. The Company had forecast the resource and reserve estimates would be available by the end of June, 2007; however, the estimates have been significantly delayed for two principal reasons. Firstly, work at SGS Lakefield's core sample preparation facility in El Dorado, Bolivar State, Venezuela, was considerably slower than anticipated due to the large volume of samples being delivered from various third party exploration projects in addition to those from Las Cristinas. None of the alternative sample preparation laboratories in Bolivar State meet the stringent quality assurance and quality control requirements of the Las Cristinas project. Secondly, the incorporation of results from the Morrocoy area, which lies at the junction of the three areas of Las Cristinas for which resources have previously been estimated, in the global resource model for Las Cristinas proved to be more complex than anticipated and took longer than planned. It is currently expected that the resource and reserve estimate will be available by the end of the third quarter 2007.

Expenditures at Las Cristinas totalled $10.5 million during the second quarter of 2007 and $18.9 million for the first six months of the year. Expenditures were principally for site security, EPCM related costs,(including camp catering, equipment storage and engineering services), exploration drilling and general and administrative costs for running the Las Cristinas camp.

Since the inception of the EPCM contract in April 2004, expenditures on Las Cristinas total approximately $200 million. Of this, $119 million is related to items included in the 2005 capital estimate as governed by the EPCM contract, including, engineering services, equipment purchases, camp catering and freight and storage. The balance of the Las Cristinas expenditures were for programs not included in the EPCM capital budget, including site security, general site administration, environmental, exploration drilling and social and community development programs. Equipment which cost approximately $62 million is in storage, principally in Houston, Texas and will be shipped to Venezuela after the commencement of construction at Las Cristinas.

Operations Review


Production Summary
--------------------------------------------------------------------------------- -----------------------------------
                                                  Three months ended June 30,              Six months ended June 30,
                                                     2007                2006                2007               2006
---------------------------------------------------------------------------------------------------------------------
Gold Production (ounces)
     Tomi Open Pits                                 1,366               4,978               4,710             10,183
     Tomi Underground                               3,375               5,108               7,634             11,010
     La Victoria                                    1,812               1,469               3,955              2,100
     Purchased Material                             1,261               1,238               1,756              1,267
---------------------------------------------------------------------------------------------------------------------
Total Gold Production (ounces)                      7,814              12,793              18,055             24,560
---------------------------------------------------------------------------------------------------------------------
Total Ore Processed(1) (tonnes)                    72,808              92,932             159,489            192,813
Head Grade of Ore Processed (g/t)                    3.88                4.67                4.07               4.31
Total Recovery Rate (%)                               86%                 92%                 86%                92%
Total Gold Recovered (ounces)                       7,814              12,793              18,055             24,560
---------------------------------------------------------------------------------------------------------------------
Total Cash Cost Per Ounce Sold(2)                    $813                $485                $727               $491
---------------------------------------------------------------------------------------------------------------------
Mine Operating Cash Flow(3) ($,000)               ($1,110)             $1,290             ($1,216)            $2,044
---------------------------------------------------------------------------------------------------------------------

(1) Ore from Tomi, La Victoria and purchased material is processed at the Company's Revemin mill.
(2) Since the second quarter 2005, all costs at the El Callao operations are expensed due to the short life of the mines.
(3) Mining Revenue less Operating Expenses (excludes exploration costs of $461,007 and $786,578 in the second quarter and first half of 2007 respectively). This is a non-GAAP item.


Tomi

-------------------------------------------------------------------------------- ---------------------------------------------
                                                    Three months ended June 30,                     Six months ended June 30,
100% Basis                                          2007                   2006                   2007                   2006
--------------------------------------------------------- ---------------------- ---------------------- ----------------------
Tomi Open Pits (100% Crystallex)
Tonnes Ore Mined                                  15,746                 67,887                 52,030                112,935
Tonnes Waste Mined                               326,185                690,939                737,728              1,184,584
Tonnes Ore Processed                              18,144                 46,581                 51,596                114,452
Average Grade of Ore Processed (g/t)                2.60                   3.64                   3.18                   3.03
Recovery Rate (%)                                    90%                    91%                    89%                    91%
--------------------------------------------------------- ---------------------- ---------------------- ----------------------
Production (ounces)                                1,366                  4,978                  4,710                 10,183
--------------------------------------------------------- ---------------------- ---------------------- ----------------------
Tomi Underground (100% Crystallex)
Tonnes Ore Mined                                  15,807                 18,939                 33,729                 40,664
Tonnes Ore Processed                              17,122                 21,322                 35,469                 42,462
Average Grade of Ore Processed (g/t)                6.67                   8.05                   7.28                   8.67
Recovery Rate (%)                                    92%                    93%                    92%                    93%
--------------------------------------------------------- ---------------------- ---------------------- ----------------------


Production (ounces)                                3,375                  5,108                  7,634                 11,010
--------------------------------------------------------- ---------------------- ---------------------- ----------------------


La Victoria
-------------------------------------------------------------------------------- ---------------------------------------------
                                                    Three months ended June 30,                     Six months ended June 30,
100% Basis                                          2007                   2006                   2007                   2006
--------------------------------------------------------- ---------------------- ---------------------- ----------------------
La Victoria (100% Crystallex)
Tonnes Ore Mined                                  33,926                 23,264                 73,213                 35,236
Tonnes Waste Mined                               107,742                110,098                267,887                226,903
Tonnes Ore Processed                              29,701                 21,528                 58,568                 32,238
Average Grade of Ore Processed (g/t)                2.62                   2.44                   2.81                   2.35
Recovery Rate (%)                                    72%                    87%                    75%                    86%
--------------------------------------------------------- ---------------------- ---------------------- ----------------------
Production (ounces)                                1,812                  1,469                  3,955                  2,100
--------------------------------------------------------- ---------------------- ---------------------- ----------------------

At the Company's operations near El Callao in Venezuela, gold production was 7,814 ounces in the second quarter of 2007 as compared with 12,793 ounces for the same period in 2006. For the first six months of 2007, production was 18,055 ounces, down from 24,560 ounces in the first quarter of 2006. The significant decrease in production for the first half of 2007 was attributable, in part, to delaying the expansion of the Forforito pit as a result of the time required to obtain the appropriate environmental permission to relocate a lagoon (permission was granted in April 2007) and delays in receiving the explosives permit for blasting in the La Victoria pit (permission was granted in May 2007). Production was also impacted by mining a considerably higher proportion of waste material than ore. At the two open pit mines on the Tomi concession, the strip ratio (the ratio of waste mined to ore mined) for the first half of 2007 was 14.2:1 as compared with 10.5:1 for the comparable period in 2006. As a consequence of the foregoing, gold production from the Tomi concession decreased 42% in the first half of 2007 as compared to the year earlier period. This was partially offset by higher production from the La Victoria open pit mine and gold produced from purchased material. Production in the second quarter of 2007 was also impacted by processing lower grade ore. The Tomi open pit grade declined almost 30%, from
3.64 g/t in the second quarter of 2006 to 2.6 g/t in the second quarter of 2007, while the underground grade of ore processed was 17% lower, declining from a average of 8.05 g/t in the second quarter of 2006 to 6.67 g/t in the second quarter of 2007.

Cash flow from mining operations, a non-GAAP measure, (calculated as Revenue less Operating Expenses, excluding exploration expenses) was a deficit of $1.2 million and $1.1 million for the first six months and second quarter of 2007 respectively as compared with cash flow of $2.0 million and $1.3 million for the comparable periods in 2006. The decrease in cash flow in the first half of 2007 was attributable to lower gold production and higher operating costs, which more than offset higher realized gold prices, (see Revenue and Operating Expenses below).

Total cash costs (refer to Non-GAAP Measures - Total Cash Costs) were $813 per ounce in the second quarter of 2007 and $727 per ounce in the first six months of 2007, up significantly from $485 per ounce and $491 per ounce for the same periods in 2006. Higher unit costs for the first half of 2007 reflect a 26% decrease in gold production and an 18% increase in operating costs used in the total cash cost calculation. The Company has initiated a strategic review of the El Callao assets aimed at determining the economic and technical feasibility of various operating and exploration alternatives.

Income Statement

Revenue

As a result of lower gold sales, revenue decreased in both the second quarter and first half of 2007 as compared with the comparable periods in 2006. The decrease in ounces sold, which is directly attributable to lower gold production, more than offset higher realized gold prices. Revenue was $11.3 million and $4.9 million for the first six months and second quarter of 2007 respectively, compared with $12.6 million and $5.5 million for the corresponding periods in 2006. The Company sold 7,416 ounces of gold during the second quarter of 2007 and 17,182 ounces in the first half, as compared with sales of 8,723 ounces and 21,497 ounces for the comparable periods in 2006.

The Company does not have any gold hedges, so the price realized on gold sales reflects the spot gold price. Currently, the Company sells all gold production to the Venezuelan Central Bank and receives the U.S. dollar spot gold price, paid in Bolivars. The average spot price of gold for the first six months of 2007 was $659 per ounce, while the Company realized an average price of $656 per ounce. This compares favourably with an average spot price of $591 per ounce and an average realized price of $586 per ounce for the first half of 2006.

Operating Expenses

Mine operating expenses increased from $4.2 million in the second quarter of 2006 to $6.5 million in the second quarter of 2007. For the first six months of 2007, operating expenses were $13.3 million, up from $10.6 million for comparable period in 2006. The increase in operating expenses during the first half of 2007 is largely attributable to higher labour costs, increased use and higher costs of explosives and increased spending at the Revemin plant for maintenance and parts, (as noted, all costs at the Company's El Callao operations are expensed).

On a unit cost basis, the total cash cost per ounce sold increased to $727 per ounce in the first half of 2007 from $491 per ounce for the same period in 2006. As detailed above in the Operations Review section, the increase in unit operating costs for the first half of 2007 is attributable to higher costs and lower gold production.

Amortization and Depletion

Amortization expense, related to the Company's El Callao operations, for the second quarter and first six months of 2007 was $50,729 and $101,458 respectively, as compared with $387,540 and $814,575 for the comparable periods in 2006. The reduction in amortization expense reflects the full amortization of the carrying value of the Revemin mill by the end of the third quarter of 2006. The current year expense reflects the accretion of the Company's asset retirement obligations. There are no asset retirement obligations related to Las Cristinas at present.

Depletion expense, also related to the Company's El Callao operations, is nil for the three and six month periods ended June 30, 2007 compared to $292,302 and $561,161 for the comparative 2006 periods, respectively as the mining operations were fully written down at the end of 2006.

Corporate General and Administrative Expenses

General and administrative expenses were $6.1 million in the second quarter of 2007, an increase from $4.4 million in the second quarter of 2006. The increase is due primarily to higher legal and professional fees due to increased activities related to the permitting process. For the first half of 2007, general and administrative expenses were $10.7 million, as compared with $7.9 million for the comparable period in 2006. The increase in the first half is attributable to higher legal and professional fees and expenses related to changes to the Company's senior management team.

Liquidity and Capital Resources

Crystallex's principal sources of liquidity have been equity and debt financings. The Company does not expect to generate positive cash flow after operating and corporate general and administrative expenses until the Las Cristinas project is operating at full capacity.

After receipt of the Las Cristinas Permit, the Company will determine its overall funding requirements to cover the period through commercial production of Las Cristinas. The funding requirement will include the balance of capital required to complete the development of Las Cristinas, and funds to meet the Company's general and administrative expenses, debt service and financing fees. The Company intends to fund its overall requirement with existing cash and is considering various financing alternatives including public market debt, limited recourse project debt and equity.

Cash and Cash Equivalents

On June 30, 2007, the Company had cash and cash equivalents of $39.2 million, as compared with $28.6 million at December 31, 2006. The change in the balance during the first half of 2007 is reconciled as follows ($ millions):

Cash and Cash Equivalents on December 31, 2006                           $28.6
                                                                         -----

Issuance of Common Shares                                 $52.5
                                                          -----
Total Sources of Cash and Cash Equivalents                               $52.5

Operating Cash Flow Deficit                              ($19.4)
Capital Expenditures - Las Cristinas                     ($18.9)
Debt Service                                              ($3.6)
                                                         ------
Total Uses of Cash and Cash Equivalents                  ($41.9)        ($41.9)
                                                                        -------
Net Addition to Cash and Cash Equivalents                                $10.6
                                                                         -----

Cash and Cash Equivalents on June 30, 2007                               $39.2
                                                                         =====

Cash Flow used in Operations

Cash flow used in operating activities was a deficit of $8.2 million in the second quarter of 2007, as compared with a deficit of $8.5 million in the second quarter of 2006. The second quarter 2007 cash flow deficit reflects general and administrative expenses of $6.1 million and funding to cover the operating deficit at the El Callao mining operations.

For the first six months of 2007, the Company recorded an operating cash flow deficit of $19.4 million, as compared to $19.8 million for the first half of 2006. Cash expenditures of $4.8 million for interest payments, $10.7 million of general and administrative expenses and a $3.5 million net working capital utilization contributed to the deficit in the first six months of 2007.

Investing Activities

Capital expenditures for the Las Cristinas project were $10.5 million in the second quarter of 2007 and $18.9 million for the first six months of 2007, compared with $6.8 million and $27.8 million for the comparable periods in 2006. With the exception of exploration drilling costs, the majority of the expenditures in the first half of 2007 were for operating and maintaining the Las Cristinas camp and for equipment storage.

Financing Activities

On April 24, 2007, the Company closed a public offering of 14,375,000 common shares (including 1,875,000 common shares issuable upon the exercise of an over-allotment option by the underwriters) at C$4.25 per share. Net proceeds to the Company were $50.7 million.

During the second quarter, the Company fully repaid the $3 million outstanding balance of the Standard Bank loan.

In January 2007, the Company issued 245,710 common shares to settle $0.9 million of the outstanding $1.8 million of exchangeable promissory notes due to Corporacion Vengroup, S.A., ("Vengroup"). Subsequent to the end of the second quarter, the Company issued 215,190 common shares to Vengroup to settle the remaining $0.9 million balance of the exchangeable promissory notes.

Outstanding Share Data


Common Shares Issued                        261,635,284
Common Share Options                         11,951,589
Warrants                                     18,186,000
Fully Diluted Common Shares                 291,772,873

 Quarterly Data

-------------------------------------------------------------------------------------------------
$  thousands         2007                          2006                           2005
except per
share
                    Q2         Q1        Q4       Q3         Q2         Q1        Q4          Q3
Revenue         $4,921     $6,358    $5,720   $9,769     $5,520     $7,079    $6,623      $7,020
Net Loss     ($11,694)   ($8,177) ($11,617) ($8,815)   ($8,296)   ($6,956) ($18,585)   ($10,338)
Per Share      ($0.05)    ($0.03)   ($0.04)  ($0.04)    ($0.04)    ($0.03)   ($0.10)     ($0.05)
-------------------------------------------------------------------------------------------------

The quarterly trends are consistent with the explanations of the annual trends set out in the Company's 2006 40-F/Annual Information Form.

Related Party Transaction

As part of the bought deal financing transaction of April 24, 2007, the Company paid underwriting fees and expenses of $3,371,257 (June 30, 2006 - nil) to Orion Securities Inc., a company which retains the Chairman of the Company as an employee.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties. These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

Critical Accounting Policies and Estimates

Critical accounting estimates are those estimates that have a high degree of uncertainty and for which changes in those estimates could materially impact the Company's results. Critical accounting estimates for the Company include property evaluations, capitalization of exploration and development costs, and stock based compensation variables.

Adoption of New Accounting Policies

On January 1, 2007, the Company adopted three new accounting standards that were issued by the Canadian Institute of Chartered Accountants, ("CICA"): (i) Handbook Section 1530 Comprehensive Income, (ii) Section 3855, Financial Instruments - Recognition and Measurement, (iii) Section 3865, Hedges. These standards were adopted prospectively, and accordingly, the comparative amounts for the prior periods have not been restated. There is no material impact to the Company's financial statements on adoption of these new standards except for the reclassification of deferred financing fees as an offset to long-term debt.

Report on Disclosure Controls and Procedures

Internal Control over Financial Reporting

Pursuant to Multilateral Instrument 52-109 - Certification of Disclosure in Issuer's Annual and Interim Filings, the Company evaluated the effectiveness of its disclosure controls and procedures (the "Disclosure Controls") as at quarter end June, 2007 under the supervision and with the participation of the President and Chief Executive Officer and the Chief Financial Officer. Based on the results of this evaluation, with the exception of those weaknesses identified in the December 31, 2006 MD&A, the President and Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of the Disclosure Controls were effective and that the Disclosure Controls provide reasonable assurance that material information relating to Crystallex and its subsidiaries is made known to the Company by others within those entities.

Special Note Regarding Forward Looking Statements

Certain statements included or incorporated by reference in this Management Discussion and Analysis, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words "believe," "expect," "anticipate," "contemplate," "target," "plan," "intends," "continue," "budget," "estimate," "may," "schedule" and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades and recovery rates. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, risks relating to additional funding requirements, reserve and resource estimates, gold prices, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs and dependence on key employees. See "Risk Factors" in the Company's 2005 40-F/Annual Information Form. Due to risks and uncertainties, including the risks and uncertainties identified above, actual events may differ materially from current expectations. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Forward-looking statements are made as of the date of this Management Discussion and Analysis and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise.

Risk Factors

The business and operations of the Company and its affiliates are subject to risks. In addition to considering the other information in the Company's 2006 40-F/Annual Information Form, which is available on SEDAR at www.sedar.com, an investor should carefully consider the following factors. Any of the following risks could have a material adverse effect on the Company, its business and future prospects.

Risks Associated with Operating in Developing Countries
     The Corporation's mineral exploration and mining operations are located in Venezuela and may be adversely affected by whatever political instability and legal and economic uncertainty that might exist in such country. The risks associated with the Corporation's foreign operations may include political unrest, labour disputes, invalidation of governmental orders, permits, agreements or property rights, risk of corruption including violations under U.S. and Canadian foreign corrupt practices statutes, military repression, war, civil disturbances, criminal and terrorist actions, arbitrary changes in laws, regulations and policies, taxation, price controls, exchange controls, delays in obtaining or the inability to obtain necessary permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on mineral exports, high rates of inflation and increased financing costs. These risks may limit or disrupt the Corporation's projects or operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization, expropriation or other means without fair compensation.

Risks Specific to Operations in Venezuela

Political Environment and Economic Instability
     The Corporation's principal mineral properties are located in Venezuela and as such the Corporation may be affected by the political environment or economic instabilities there. The risks associated with carrying on business in Venezuela, in addition to those highlighted above, include, but are not limited to violent crime, which is prevalent throughout the country and includes kidnapping, smuggling and drug trafficking especially in remote areas. Changes in resource development or investment policies or shifts in political attitudes in Venezuela may adversely affect the Corporation's business. Operations may be affected in varying degrees by government regulations with respect to restrictions in production, price controls, export controls, exchange controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, unauthorized mining activities, land claims of local people, water use and mine safety. The effect of these factors cannot be accurately predicted.

Environmental Permit Still Required
     MIBAM completed its overall approval process of Las Cristinas on March 26, 2006. On June 14, 2007 the Company announced that it received written notice from the CVG that all the requirements for the issuance of the Las Cristinas Permit from MinAmb had been fulfilled. The CVG confirmed that MinAmb's approval of the Las Cristinas Environmental Impact Study, together with Crystallex's payment of certain taxes and posting of a Compliance Guarantee Bond, as requested by MinAmb, represent the final steps in the process for the issue of the Permit. CVG's notice to the Company was based on a formal notice the CVG received from MinAmb, which stated that the Permit will be issued following the payment of the taxes and the posting of the bond. Continued development and the ultimate commencement of commercial production are dependent upon receipt of the Permit, which will allow the Corporation to proceed to put in place financing to fund construction. As the Las Cristinas project is the Corporation's primary project, the continued delay in receipt of the Permit could have a material adverse affect on the future of the Corporation's business, and may result in the need for additional financing. There can be no assurance as to when or if the Permit will be granted.

Exchange Controls
     Venezuela currently has exchange controls that affect the ability of companies doing business in Venezuela to convert Venezuelan source income into foreign currency. The Central Bank of Venezuela enacted such exchange control measures in 2003 in order to protect international reserves. The exchange rate, originally fixed at approximately 1,600 Bolivars /U.S.$, has since been adjusted twice upwards and presently stands fixed at 2,150 Bolivars/U.S.$. There can be no assurance that exchange controls will not continue and, if they do, that they will not adversely affect the Corporation's operations, including its ability to satisfy its foreign currency obligations.

Mine Operation Agreement

Lack of Ownership Rights
     Under the Venezuelan Mining Law of 1999 ("VML"), all mineral resources belong to the Republic of Venezuela. In accordance with the VML, the Government of Venezuela has reserved for itself the right to directly explore and exploit the Las Cristinas deposits and has elected to do so through the CVG. See "Las Cristinas Project - Mine Operation Agreement" in the AIF. The Mine Operation Agreement is an operation agreement and does not transfer any property ownership rights or title rights to the gold produced to the Corporation. Rather, the Corporation has been authorized to exploit the Las Cristinas deposits for the CVG in accordance with the Mine Operation Agreement. The interests of the Corporation in the Las Cristinas deposits are contingent upon the Corporation continuing to satisfy its obligations under the Mine Operation Agreement. Failure to do so could result in the CVG having the right to terminate the Mine Operation Agreement.

Lack of Copper Rights
     In addition to gold, the Las Cristinas deposits also contain very low levels of copper, 0.11% on average. Under the Mine Operation Agreement, the Corporation is only entitled to exploit the gold contained in the Las Cristinas deposits. Based on the feasibility studies carried out by the Corporation and following discussions with the CVG, the Corporation has determined that exploiting the copper contained in the Las Cristinas deposits would detract from the economics of the Las Cristinas project. The Corporation does not need the right to exploit the copper contained in the Las Cristinas deposits in order to exploit the gold and does not currently intend to negotiate with the CVG for the right to exploit the copper contained in the Las Cristinas deposits.

Although the Corporation does not believe that the MIBAM would do so, the MIBAM retains the right to grant exploitation and other rights with respect to the copper contained in the Las Cristinas deposits to the CVG or a third party. The Corporation has been advised by its Venezuelan counsel that:

(a) if the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to the CVG, subject to fulfilling all necessary requirements of Venezuelan law (including the additional grant by the MIBAM to the CVG of the right to negotiate the exploitation of the copper with third parties), the CVG has agreed under the terms of the Mine Operation Agreement to negotiate the exploitation of the copper with the Corporation; and
(b) if the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to a third party, the Corporation's right under the Mine Operation Agreement to exploit the gold contained in the Las Cristinas deposits would, as a matter of Venezuelan law, take precedence over the third party's right to exploit the copper.

     If the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to the CVG, there can be no assurance that the MIBAM will grant to the CVG the additional right to negotiate the exploitation of the copper with third parties or that the Corporation will be able to negotiate an agreement with respect to the exploitation of the copper with the CVG. Also, if the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to a third party, or if the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to the CVG and the CVG grants the right to exploit the copper to a third party, there can be no assurance that the Corporation will be successful under Venezuelan law in asserting that its right to exploit the gold contained in the Las Cristinas deposits takes precedence over the third party's right to exploit the copper.

Proposed Amendments to Mining Laws
     The Corporation's business will be affected by amendments or changes to mining laws, regulations and requirements in Venezuela. A draft proposal to amend the Venezuelan mining laws (the "Draft Mining Bill") was submitted to the Venezuelan National Assembly in May 2006 and is being reviewed by a sub-commission of the Permanent Commission of Energy and Mines. In connection with the proposed new mining laws, the Government of Venezuela has indicated that it would review all existing mining companies in a single comprehensive exercise to identify whether companies are in compliance with their existing mineral title terms and conditions. There is no assurance when or if the Draft Mining Bill will be enacted into law or what the final provisions of such law will be, if enacted. Additionally, from time to time, other draft mining laws may be proposed. Any changes to current Venezuelan mining law may adversely affect the Corporation's ability to develop and operate the Corporation's Venezuelan properties.

     On February 1, 2007 the National Assembly of the Republic of Venezuela issued the "Law which Authorizes the President of the Republic to Issue Decrees with Rank and Force of Law in those Matters Delegated" (the "Decree Law"), which empowers the President of Venezuela to approve changes to certain laws without consulting Congress for a period of 18 months. The Decree Law does not include any direct mention of, or references to, mining matters and, accordingly, such matters remain within the exclusive competence of the National Assembly. There is no assurance that the Government of

Venezuela will not issue further decrees or otherwise attempt to modify existing mining rights or other laws affecting the Corporation, its Venezuelan properties and its ability to operate in Venezuela.

Arbitration Proceedings
     The Corporation is a party that is interested in, but is not a party to, an ongoing arbitration. See "Legal Proceedings -- Withdrawal of MINCA Litigation -- Vanessa Arbitration" in the AIF, available electronically at www.sedar.com and www.sec.gov.

Sale of Gold
     For the past several years, the Corporation sold all of its Venezuelan gold production to the Central Bank of Venezuela. In June 2006, the Central Bank of Venezuela informed the Corporation it was suspending purchase of gold from the Corporation. During June and July, the Corporation sold gold to accredited third parties within Venezuela and in August 2006 the Central Bank resumed purchasing gold from the Corporation. The Corporation is updating the registration of its export licence which will also allow it to export and sell gold outside of Venezuela. Pending the update of the Corporation's export licence, should the Corporation be unable to sell gold within Venezuela, it could have an adverse effect on the Corporation's revenues, cash flow and profitability in the short-term.

Unauthorized Miners
     The Corporation's operations may also be affected by the presence of unauthorized miners which is not uncommon in the gold mining areas of the Guyana Shield area of northern South America, including Venezuela. The methods used by unauthorized miners to extract gold are typically harmful to the environment and may be disruptive of authorized mining operations. Although the Corporation, in conjunction with the local authorities, employs strategies to control the presence of unauthorized miners, there can be no assurance that these strategies will be successful or that the Corporation's operations will not be adversely affected by the presence of unauthorized miners.

Imataca Forest Reserve
     In addition to the general risks associated with environmental regulation and liability (see "Risk Factors - General Risk Factors - Environmental
Regulation and Liability"), the Las Cristinas deposits are located within the Imataca Forest Reserve (the "Forest Reserve"). On September 22, 2004, Presidential Decree 3110, which establishes an ordinance plan and regulations for the use of the Forest Reserve, permits various activities (including mining) in up to 13% of the Forest Reserve and establishes the legal framework for such activities, was issued. Presidential Decree 3110 was issued in response to previous Presidential Decree 1850, the latter of which was issued in May 1997. Decree 1850 reserved an even larger part of the Forest Reserve for various activities and became subject to a legal challenge before the Venezuelan Supreme Court. The Venezuelan Supreme Court issued a prohibition order on November 11, 1997 prohibiting the relevant government authorities from granting concessions, authorization and any other acts relating to various mining activities in the Forest Reserve under Decree 1850 until the Venezuelan courts ruled on the merits of the nullity action. It is possible that Presidential Decree 3110 could be similarly challenged and that such challenge, if ultimately successful, could prevent the Corporation from exploiting or fully exploiting the Las Cristinas deposits.

     Venezuelan Decree No. 1257 establishes the environmental assessment requirements for mining projects. The Corporation was advised that the Las Cristinas project is not a new project and, accordingly, Article 40 of Decree 1257 does not apply since no significant increase in environmental impact is predicted.

General Risk Factors

Title to Mineral Properties
     Acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed or impugned. Although the Corporation has investigated its title to the mineral properties for which it holds concessions or mineral leases or licenses, there can be no assurance that the Corporation has valid title to such mineral properties or that its title thereto will not be challenged or impugned. For example, mineral properties sometimes contain claims or transfer histories that examiners cannot verify; and transfers under foreign law often are complex. The Corporation does not carry title insurance with respect to its mineral properties. A successful claim that the Corporation does not have title to a mineral property could cause the Corporation to lose its rights to mine that property, perhaps without compensation for its prior expenditures relating to the property. Furthermore, as noted above under "Risks Specific to Operations in Venezuela - Mine Operation Agreement - Lack of Ownership Rights." the Mine Operation Agreement does not transfer any property ownership rights to the Corporation.

     In 2005 the Government of Venezuela announced that it would be changing the mining title regime from a system where title was granted in the form of joint ventures or either concessions or operating contracts to a system where all new economic interests would be granted in the form of operating contracts. We need to confirm if this is still the case. In order to effect this change, the Government advised that it would need to create a national mining company which would be the nation's contracting party covering the entire country of Venezuela. The Government also indicated that, given this change in title regime, it would also be appropriate to review all existing mining companies in a single comprehensive exercise to ensure that only companies found to be in compliance with their existing title terms and conditions would qualify for the new title. This review was completed as of December 31, 2005. MIBAM completed its approval process for the Las Cristinas project at the end of March 2006. However, there is no assurance that the Government will not issue further decrees or otherwise attempt to modify existing mining rights.

Environmental Regulation and Liability
     The Corporation's activities are subject to laws and regulations controlling not only mineral exploration and exploitation activities themselves but also the possible effects of such activities upon the environment. Environmental legislation may change and make the mining and processing of ore uneconomic or result in significant environmental or reclamation costs. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mineral exploitation activities, such as seepage from tailings disposal areas that could result in environmental pollution. A breach of environmental legislation may result in the imposition of fines and penalties or the suspension or closure of operations. In addition, certain types of operations require the submission of environmental impact statements and approval thereof by government authorities. Environmental legislation is evolving in a manner which may mean stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors, officers and employees. Permits from a variety of regulatory authorities are required for many aspects of mineral exploitation activities, including closure and reclamation. Future environmental legislation could cause additional expense, capital expenditures, restrictions, liabilities and delays in the development of the Corporation's properties, the extent of which cannot be predicted.

     In the context of environmental permits, in particular the approval of closure and reclamation plans, the Corporation must comply with standards and laws and regulations which may entail costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. In accordance with applicable laws, the Corporation has provided various forms of financial assurances to cover the cost of reclamation activities. However, there can be no assurance that the Corporation will not incur reclamation costs that are in excess of such financial assurances. While the Corporation plans to establish a reserve for reclamation activities, there can be no assurance that the combination of the reserve and financial assurances will be sufficient to meet future reclamation standards, if such standards are materially more stringent than existing standards. The Corporation does not maintain environmental liability insurance. The Corporation has adopted high standards of environmental compliance; however, failure with or unanticipated changes in Venezuela's laws and regulations pertaining to the protection of the environment in the future could adversely affect the Corporation.

Additional Funding Requirements
     Under the terms of the Mine Operation Agreement, the Corporation is required, among other things, to make all necessary investments and complete all works necessary to reactivate the Las Cristinas deposits, to design, construct and operate a processing plant to process gold for its subsequent commercialization and sale and to return the mine, its installations and equipment to the CVG upon termination of the Mine Operation Agreement. In order to carry out the Las Cristinas project and its other mining projects, the Corporation will need to raise substantial additional financing which may include one or more of non-recourse project debt and other forms of public markets debt and equity.

     Despite the financings that have been completed by the Corporation, the Corporation has limited access to financial resources and there can be no assurance that sufficient additional financing will be available to the Corporation on acceptable terms or at all. Failure to obtain such additional financing could result in a delay or the indefinite postponement of the Las Cristinas project and other mining projects of the Corporation and could also result in the Corporation defaulting in the performance of its obligations under the Mine Operation Agreement.

Reserve and Resource Estimates
     The Corporation's reported mineral reserves and resources are estimates only. As a result, there can be no assurance that they will be recovered at the rates estimated or at all. Mineral reserve and resource estimates are based on limited sampling and are uncertain because the samples may not be representative. Mineral reserve and resource estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, increased production costs or reduced recovery rates may render estimated mineral reserves and resources uneconomic and may ultimately result in a restatement of mineral reserves and resources. In addition, short-term operating factors, such as the need for sequential development of mineral deposits and the processing of new or different ore grades, may adversely affect the Corporation's profitability in any particular accounting period. If its mineral reserve and resource estimates are incorrect, the Corporation will not correctly allocate its financial resources, causing it either to spend too much on what could be a less than economic deposit or to fail to mine what could be a significant deposit.

Mineral Exploration and Exploitation
     Mineral exploration and exploitation involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, tailings impoundment failures, cave-ins, landslides and the inability to obtain adequate machinery, equipment or labour are some of the risks involved in mineral exploration and exploitation activities. The Corporation has relied on and may continue to rely on consultants and others for mineral exploration and exploitation expertise. Substantial expenditures are required to establish mineral reserves and resources through drilling, to develop metallurgical processes to extract the metal from the material processed and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. There can be no assurance that the Corporation will discover mineral reserves and resources in sufficient quantities to justify exploitation or that the funds required to exploit any mineral reserves and resources discovered by the Corporation will be obtained on a timely basis or at all. The economics of exploiting mineral reserves and resources discovered by the Corporation are affected by many factors, many outside the control of the Corporation, including the cost of operations, variations in the grade of material mined and metals recovered, price fluctuations in the metal markets, costs of processing equipment, continuing access to smelter facilities on acceptable terms and other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. There can be no assurance that the Corporation's mineral exploration and exploitation activities will be successful.

Uninsurable Risks
     Mineral exploration and exploitation activities involve numerous risks, including unexpected or unusual geological operating conditions, rock bursts, cave-ins, fires, floods, earthquakes and other environmental occurrences and political and social instability. It is not always possible to obtain insurance against all such risks and the Corporation may decide not to insure against certain risks as a result of high premiums or other reasons. Should such liabilities arise, they could negatively affect the Corporation's profitability and financial position and the value of the common shares of the Corporation. The Corporation does not maintain insurance against environmental risks.

Competition
     The competition to discover and acquire mineral properties considered to have commercial potential is intense. The Corporation competes with other mining companies, many of which have greater financial resources than the Corporation, with respect to the discovery and acquisition of interests in mineral properties and the recruitment and retention of qualified employees and other personnel to carry on its mineral exploration and exploitation activities. There can be no assurance that the Corporation will be able to successfully compete against such companies.

Dependence on Limited Mining Operations and Properties
     The Corporation's Tomi and La Victoria operations and Revemin mill currently account for substantially all of the Corporation's mineral production and revenues. Any adverse development affecting these operations could adversely affect the Corporation's financial performance and results of operations. Furthermore, future results for the Corporation depend largely on the Las Cristinas project, which is currently in the development stage and which may never be developed into a commercially viable mining operation. Any event, or combination thereof, which adversely affects the Las Cristinas project (whether the property itself or the Corporation's ability to finance and/or construct and operate a commercially viable mine on the property), would adversely impact the Corporation's future performance.

Production Risks
     The Corporation prepares estimates of future production at its operations. Failure to meet these estimates could adversely affect the corporation's profitability, cash flows and financial position. There can be no assurance that the Corporation will achieve its production estimates.

     The Corporation's actual production may vary from its estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by governmental or regulatory authorities or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Corporation or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable forcing the Corporation to cease production. These factors also apply to the Corporation's future operations. For example, it is not unusual for new mining and processing operations to experience unexpected problems during the start-up phase.

     In addition to the general production risks outlined above, one of the most significant physical production issues the Corporation faces in the Las Cristinas project pertains to the heavy amount of rainfall the area receives (an average of 3.3 m/year). MDA has accounted for anticipated time lost due to rainfall in scheduling production and determining equipment requirements, which is consistent with the range of practice employed by the iron ore and bauxite mining industry in the same high rainfall region in Venezuela as well as comparable mining operations in similar or greater rainfall regions of Guyana, Suriname and Brazil. Regardless, actual mining experience with the combination of wet saprolite and high rainfall rates may require adjustment of these estimates.

Regulations and Permits
     The Corporation's activities are subject to wide variety of laws and regulations governing health and worker safety, employment standards, waste disposal, protection of the environment, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters. The Corporation is required to have a wide variety of permits from governmental and regulatory authorities to carry out its activities. These permits relate to virtually every aspect of the Corporation's exploration and exploitation activities. Changes in these laws and regulations or changes in their enforcement or interpretation could result in changes in legal requirements or in the terms of the Corporation's permits that could have a significant adverse impact on the Corporation's existing or future operations or projects. Obtaining permits can be a complex, time-consuming process. There can be no assurance that the Corporation will be able to obtain the necessary permits on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Corporation from continuing or proceeding with existing or future operations or projects. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

Gold Price Volatility
     The gold price can fluctuate widely and is affected by numerous factors beyond the Corporation's control, including industrial and jewellery demand, inflation and expectations with respect to the rate of inflation, the strength of the U.S. dollar and other currencies, interest rates, gold sales by central banks, forward sales by producers, global or regional political or financial events, and production and cost levels in major gold-producing regions. The gold price is also subject to rapid short-term changes due to speculative activities. During the period 1998 to 2006, the gold price fluctuated between a low of U.S.$253 per ounce and a high of U.S.$725.75 per ounce. On August 2, 2007, the p.m. fixing price of gold sold in the London Bullion Market was U.S.$666.25 per ounce.

     The Corporation's revenues, cash flow, profitability and the market price of the common shares of the Corporation are significantly affected by changes in the gold price. If the gold price declines below the cost of production at any of the Corporation's operations for a significant period, the Corporation may be required to suspend or terminate production at the affected operation. In addition, the Corporation may be required to restate its mineral reserves and resources, write down its investment and increase or accelerate reclamation and closure charges at the affected operation. Any of these developments could negatively affect the Corporation's profitability, cash flows and financial position. Accordingly, even if the Corporation discovers and produces gold, there can be no assurance that the gold price will be high enough to enable the Corporation to sell the gold produced by it profitably.

Currency Fluctuations
     Currency fluctuations may affect costs at the Corporation's operations. Gold is sold throughout the world based principally on a U.S. dollar price, but a portion of the Corporation's operating expenses is in non-U.S. dollar currencies. Any appreciation of these non-U.S. dollar currencies against the U.S. dollar could negatively affect the Corporation's profitability, cash flows and financial position.

Credit and Market Risks
     The Corporation enters into financial agreements (financial instruments) with major international banks, other international financial institutions and other accredited third parties in order to manage underlying revenue and future cash flow exposures arising from commodity prices. Financial instruments, which subject the Corporation to market risk and concentrations of credit risk, consist primarily of cash and accounts receivable.

     Market risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates or currency exchange rates. The Corporation manages the market risk associated with commodity prices by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

     Credit risk is the risk that counterparty might fail to fulfill its performance obligations under the terms of a contract. The Corporation limits the amount of credit exposure in cash and securities by placing these financial instruments in high quality securities issued by government agencies, financial institutions and major corporations and by diversifying its holdings. The Corporation also has concentrations of credit risk with respect to accounts receivable as most of the accounts receivable are due from one customer, the Venezuelan Central Bank.

     The Corporation is exposed to credit risk in the event of non-performance by counterparties in connection with metal forward and option contracts. The Corporation does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate loss for non-performance. Further, the Corporation minimizes its credit risk in derivative instruments by entering into transactions with high-quality counterparties whose credit ratings are high and by monitoring the financial condition of its counterparties. The Corporation continually monitors the market risk of its activities. The Corporation currently does not have metal forward and option contracts.

Recent Losses and Write-downs
     The Corporation incurred net losses in each of 2006, 2005, and 2004. The Corporation's deficit at December 31, 2006 was U.S.$287.2 million. The Corporation's profitability depends, among other things, on the gold price, gold production and cash operating costs at its operations, interest expense and general and administrative expenses. There can be no assurance that the Corporation will become profitable in the near future.

     As part of the preparation of its audited comparative consolidated financial statements for the years ended December 31, 2004 and 2003, the Corporation undertook a detailed review of the carrying value of its mineral properties, deferred exploration costs and plant and equipment. These reviews resulted in combined asset write-downs of U.S.$49.5 million in the 2003 and 2004 financial statements.

Dependence on Key Employees
     The Corporation's business and operations are dependent on retaining the services of a small number of key management personnel. The success of the Corporation is, and will continue to be, to a significant extent, dependent on the expertise and experience of the directors and senior management. The loss of one or more of these people could have a materially adverse effect on the Corporation. Further delays in obtaining the Permit may make it more difficult for the Corporation to retain key employees.

Compliance with Sarbanes-Oxley Act of 2002
     Passed by the U.S. Congress on July 30, 2002, the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley") requires companies to, among other things, have management provide a report on such company's internal controls with respect to financial reporting. During the preparation of the Corporation's financial statements for the year ended December 31, 2006, the Corporation identified certain material weaknesses in its internal control over financial reporting. Because of the identification of such material weaknesses, management of the Corporation believes that, as of December 31, 2006, the Corporation's internal control over financial reporting was not effective. Management's evaluation of, and report on, the Corporation's internal controls over financial reporting is set out in the Corporation's Annual Report on Form 40-F for the fiscal year ended December 31, 2006 under the heading "Management's Annual Report on Internal Control Over Financial Reporting".

     There can be no assurance that the Corporation will be able to adequately remediate its currently known weaknesses or that the Corporation's internal controls over financial reporting will be free of material weaknesses in future periods, which could cause the market price of the Corporation's common shares to decline and could lead to shareholder litigation. In addition, the discovery of additional material weaknesses will likely result in the Corporation having to incur costs to fix the internal controls for financial reporting as well as costs to remediate any financial inaccuracies. Management estimates that remediation of the material weaknesses discovered in fiscal 2006 will cost approximately C$200,000 to C$300,000. The aggregate final costs of addressing such weaknesses, however, cannot be assured. Any remediation costs for the discovery of additional material weaknesses in future periods are unknown.

Common Share Price Volatility

     The market price of the common shares of the Corporation could fluctuate significantly based on a number of factors including:

     o    the  Corporation's   operating  performance  and  the  performance  of
          competitors and other similar companies;

     o the public's reaction to the Corporation's press releases, other public announcements and the Corporation's filings with the various securities regulatory authorities;

     o changes in earnings estimates or recommendations by research analysts who track the common shares or the shares of other companies in the resource sector;

     o    changes in general economic conditions;

     o the number of the common shares to be publicly traded after this offering;

     o    the arrival or departure of key personnel;

     o acquisitions, strategic alliances or joint ventures involving the Corporation or its competitors; and

     o    gold price volatility.

     In addition, the market price of the common shares of the Corporation are affected by many variables not directly related to the Corporation's success and are, therefore, not within the Corporation's control, including other developments that affect the market for all resource sector shares, the breadth of the public market for the common shares and the attractiveness of alternative investments. The effect of these and other factors on the market price of common shares on the exchanges on which the Corporation trades has historically made the Corporation's share price volatile and suggests that the Corporation's share price will continue to be volatile in the future.

Potential Dilution
     As at June 30, 2007, the Corporation has outstanding options to purchase 12,033,489 common shares of the Corporation and warrants to purchase approximately 18,186,000 common shares of the Corporation (including 12,250,000 warrants that do not become effective until after the receipt of the Permit). The issue of common shares of the Corporation upon the exercise of the options and warrants will dilute the ownership interest of the Corporation's current shareholders. The Corporation may also issue additional option and warrants or additional common shares from time to time in the future. If it does so, the ownership interest of the Corporation's then current shareholders could also be diluted.

Enforcement by Investors of Civil Liabilities
     The enforcement by investors of civil liabilities under United States federal securities laws may be adversely affected by the fact that the Corporation is organized under the laws of Canada, that most of its officers and directors and most of the experts named in this Annual Information Form are residents of Canada, and that a substantial portion of the Corporation's assets and the assets of a majority of the Corporation's directors and officers and the experts named in this Annual Information Form are located outside the United States. Furthermore, it may not be possible to enforce against the Corporation or its directors, officers or experts, judgments contained in U.S. courts. The Corporation believes that a monetary judgment of a Canadian court predicated solely on the Canadian civil liability regime would likely be enforceable in the U.S. if the Canadian court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a U.S. court for such purposes. However, the Corporation can provide no assurances to this effect.

Operating Losses are Expected to Continue In the Near Future
     The Corporation has experienced losses from operation for each of the last three years. The Corporation expects that it will continue to incur losses, and possibly incur increased losses, until the Las Cristinas mine is operational. The Corporation expects that this trend will reverse if and when gold is produced from the future Las Cristinas mine in commercial quantities at prices equal to or in excess of the prices assumed in the 20,000 TPD Feasibility Study.

Future Hedging Activities
     The Corporation has not entered into forward contracts or other derivative instruments to sell gold that it might produce in the future. Although the Corporation has no near term plans to enter such transactions, it may do so in the future if required for project financing. Forward contracts obligate the holder to sell hedged production at a price set when the holder enters into the contract, regardless of what the price is when the product is actually mined. Accordingly, there is a risk that the price of the product is higher at the time it is mined than when the Corporation entered into the contracts, so that the product must be sold at a price lower than could have been received if the contract was not entered. There is also the risk that the Corporation may have insufficient gold production to deliver into forward sales positions. The Corporation may enter into option contracts for gold to mitigate the effects of such hedging.

No Payment of Cash Dividends in the Near Future
     Given that the Corporation is currently in the development stage for its principal property, the Las Cristinas project, the Corporation intends to retain its earning to finance the growth and development of the business rather than pay dividends to shareholders. The Corporation does not intend to declare or pay cash dividends in the near future, nor has it done so since its inception. In the event that the Corporation decides to declare and pay cash dividends in the future, such a decision will made entirely in the discretion of the board of directors and shall be dependent on factors such as the existing earnings, capital requirements, future business opportunities, financing agreements and market conditions for the Corporation's shares and the underlying commodities markets.

Non GAAP Measures - Total Cash Cost

Total cash costs per ounce are calculated in accordance with The Gold Institute Production Cost Standard, (the "Standard"). The total cash cost per ounce data are presented to provide additional information and are not prepared in accordance with Canadian or U.S. GAAP. The data should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or costs of operations as determined under Canadian or U.S. GAAP. The total cash cost per ounce calculation is derived from amounts included in the Operating Expense line on the Statement of Operations. As this line item is unchanged under US GAAP, the total cash cost per ounce figure is similarly unchanged using US GAAP results of operations.

Data used in the  calculation  of total cash costs per ounce may not  conform to other similarly titled measures provided by other precious metals companies. Management uses the cash cost per ounce data to access profitability and cash flow from Crystallex's operations and to compare it with other precious metals producers. Total cash costs per ounce are derived from amounts included in the Statement of Operations and include mine site operating costs such as mining, processing, administration, royalties and production taxes but exclude amortization, reclamation, capital expenditures and exploration costs.

Total costs and total cash costs per ounce may be reconciled to our Statement of Operations as follows:

-------------------------------------------------------------------------------------------------------
                                              Three months ended June 30,     Six months ended June 30,
                                                   2007            2006         2007            2006
-------------------------------------------------------------------------------------------------------
Operating Costs per Financial Statements     $6,542,429      $4,910,330     $13,383,134     $11,930,231
Adjust for Exploration Expenditures            $461,007             ---        $786,578             ---
Total Operating Costs                        $6,081,422      $4,910,330      12,596,556     $11,930,231

Amortization, Accretion and Depletion            50,729         679,842         101,458       1,375,736
Total Cash Operating Costs                   $6,030,693      $4,230,488     $12,495,098     $10,554,495
Gold Ounces Sold                                  7,416           8,723          17,182          21,497
Total Cash Cost Per Ounce US$                      $813            $485            $727            $491
Total Cost Per Ounce (US$)                         $820            $563            $779            $555
-------------------------------------------------------------------------------------------------------

Additional information relating to Crystallex, including the 2006 40-F/Annual Information Form, is available on SEDAR at www.sedar.com.

                                                                      DOCUMENT 3

                                                 18 King Street East, Suite 1210
                                                 Toronto, Ont, M5C 1C4 Canada
Crystallex                                       Tel:   416 203 2448
International Corporation                        Fax:  416 203 0099
                                                 Website :  www.crystallex.com
--------------------------------------------------------------------------------

                Form 52-109F2 - Certification of Interim Filings

I,  Gordon  Thompson,   Chief  Executive  Officer  of  Crystallex  International
Corporation, certify that:


1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 (Certification of Disclosure in Issuers' Annual and Interim Filings) of Crystallex International Corporation (the issuer) for the period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.   The  issuers'  other   certifying   officers  and  I  are  responsible  for
     establishing  and  maintaining   disclosure  controls  and  procedures  and
     internal control over financial reporting for the issuer, and we have:

     a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

     b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.


Date: August 10, 2007


(Signed) "Gordon Thompson"
Chief Executive Officer

                                                 18 King Street East, Suite 1210
                                                 Toronto, Ont, M5C 1C4 Canada
Crystallex                                       Tel:   416 203 2448
International Corporation                        Fax:  416 203 0099
                                                 Website :  www.crystallex.com
--------------------------------------------------------------------------------


                Form 52-109F2 - Certification of Interim Filings

I, Hemdat Sawh, Chief Financial Officer of Crystallex International Corporation, certify that:

6. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 (Certification of Disclosure in Issuers' Annual and Interim Filings) of Crystallex International Corporation (the issuer) for the period ending June 30, 2007;

7. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by interim filings;

8. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

9.   The  issuers'  other   certifying   officers  and  I  are  responsible  for
     establishing  and  maintaining   disclosure  controls  and  procedures  and
     internal control over financial reporting for the issuer, and we have:

     c. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

     d. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

10. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.


Date: August 10, 2007


(Signed) "Hemdat Sawh"
Chief Financial Officer

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      CRYSTALLEX INTERNATIONAL CORPORATION
                                ------------------------------------------------
                                                   (Registrant)

Date: August 13, 2007           By:  /S/ ROBERT CROMBIE
      ------------------             -------------------------------------------
                                     Name:  Robert Crombie
                                     Title: Senior Vice President, Corporate
                                            Development